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Smart Kitchen Counters and Cordless Appliances

LEAD INVESTOR

Dhyey Vaghani

Kitchenery has a forward-thinking approach to IoT and smart home technology. I love the deep technical ability of this team and bootstrapping DNA. Their proven and patented wireless power transfer technology for small kitchen appliances not only enhances the user experience but also opens up new opportunities for Saas models: data collection and analysis. Their smart connectivity capabilities enable seamless integration and control of multiple appliances, creating a truly connected and efficient kitchen environment. Additionally, the Kitchenery's long-term focus on data analytics allows for a deeper understanding of consumer usage patterns and preferences, leading to even more personalized and innovative products in the future. I believe that Kitchenery's technology will play a major role in shaping the future of smart kitchens. I invested in Kitchenery because of their innovative wireless power transfer technology for small kitchen appliances, which has the potential to dramatically change the way we use and interact with our kitchen appliances. They have developed proven cordless tech and now the team is preparing for GTM in the recreational and hospitality industries.

Invested $25,000 this round

Learn about Lead Investors

kitchenery.us Tampa Florida

SaaS Hardware Ecommerce Minority Founder Food Tech

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Proven with provisional patent: Wireless Energy systems developed for the kitchen appliance industry

2. Backed by Tech conglomerates such as STANLEY+Techstars --> early strategic investors!

3. Developed advanced industrial designs for Kitchenery Product offerings --> Pilot Production Q4 -2023

Our Team



Akshay Bhuva Founder & CEO

Visionary Wide range of experience: Research on nano-polymers to working in the commercial automobile and plastics industry. M.S Entrepreneurship: University of Tampa B.S Mechanical and Materials Engineering: Washington State University

> Kitchen is one of the spaces which gets the most of foot traffic, its the heart of everyone's home and it is so important to make this space accessible, aesthetically pleasing and a socially welcoming space. Kitchenery was formed to bridge the gap in technology, innovation and cooking experience.



Agustin Mendez Co-founder & CTO

10+ Years of Hands-on Hardware development and tech commercialization in the Aerospace Industry.





Andrew Collier Director of Corporate Partnerships

- 10+ years in B2B sales with expertise in business development, enterprise account management. - $5M+ enterprise accounts management - Ayla Networks



Paulo Cezar Lopes Sa Business Operations Associate

In charge of Kitchenery's PR, Outreach, and Blog Strategies. Streamlining the company's communications and Investor Relations. B.Sc. International Business & Entrepreneurship.

The problem: Current kitchen countertops and appliances are antiquated


The Old Way
Requires Power Cords
Space issues. Need to be within reach of outlet
Collect grease,germ,viruses
Look ugly and take up kitchen space
Wastes Energy
Kitchens could reduce 40% energy usage while cooking if utilizing a smart inductive system
Environmental Harm
Gas is the number one source of greenhouse gas emissions
KITCHENERY

RV Kitchens are crowded and unsafe

A core market where the old kitchen counter feels unstable is RVs, boats, motorhomes, and other locations where space is limited and every inch counts.

motorhomes, and other locations where space is limited and every inch counts.


RV and VANS
Space is limited - every inch counts
Remodelling and retrofit RVs and Vans with a kitchen is expensive costs between ($7000 and $15000)
2000RVs are lost to fire each year
KITCHENERY


Introducing Kitchenery Smart Kitchen Counter tops and Cordless Appliances
Morden Kitchen Space that is safer,cleaner and smarter
Hardware, software, IoT
KITCHENERY

Wireless Power Transfer Technology (WPT) Integration Services to Kitchen

Appliance Brands & Manufacturers. Recuring hardware: Per Device WPT module sale. SaaS: Data Monetization + AI based simulations on energy, product and consumer trends

Kitchen is one of the spaces which gets the most of foot traffic, its the heart of everyone's home and it is so important to make this space accessible, aesthetically pleasing and a socially welcoming space. Kitchenery was formed to bridge the gap in technology & innovation and cooking experience.

Our technology will eliminate the need and use of power cords in kitchen appliances, give users an efficient way to use their kitchen cabinet space and further provide multifunctional use of their kitchen countertop. **Kitchenery makes everyday cooking SAFER, SMARTER, and CONVENIENT.**

MARKETS


US RV Sales Nearly
Doubled In Past 3yrs
$26 B
$55 B
$80 B
600,000
500,000
400,000
300,000
2019
2020
2021
2022
2026




KITCHENERY


US Boat Sales
Growing industry, more families want access to open waters
$17 B
$20 B
$25B
$32 B
US New Boat - no. of units
400,000
350,000
300,000
250,000
2016
2018
2020
2022
2024


RV Industry Opportunity
TAM = $3B
Average cost of RV =
$170,000


RV Kitchen =
$15,000
RV Kitchen Appliances =
$5000
KITCHENERY


Boat Industry Opportunity
Minimum price of high end Boat / 35ft & above =
$350,000
Boat Galley =
$20,000
Boat Kitchen Appliances =
$7,000
KITCHENERY


Kitchen of the future ?
1950's
2000's
Present
?


KITCHENERY
2022 Kitchenery Inc. Proprietary & Confidential

Tomorrows World Predicted Kitchenery's technology in 1989


Extreme Innovation in the Kitchen Space
• Cordless Appliances
• Minimalistic Design
Kitchenery Smart Wireless Tech
• 40% More Energy Efficient*
• ZERO Emissions
KITCHENERY
* Hybrid induction cooking compared to traditional gas & electric cooking


WIRELESS POWER RECEIVER TECHNOLOGY
Tech -> Market
Small Kitchen Appliances
Wireless Energy Pad
DIFFERENT MARKET SEGMENTS
WIRELESS POWER TRANSMITTER TECHNOLOGY
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


Core team


Andrew Collier
Director of Corporate partnerships
Akshay Bhuva
CEO | Product
Agustin Mendez
CTO | Hardware
Chris Parades
Legal & IP Partner
Paradies Law P.A.
Jude Corr
Investor Relations Associate
Paulo Cezar
Business Operations Associate
Ryan Drames
Business Development Associate
Max Cohen
Sales Associate
Colin Jackson
Industrial Design Partner
Lowell Neset
Industrial Design Partner
Ben Lappen
Community Round consultant
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Strong Technical and Business Operations Team!!


Advised by:
Industry Experts
Laila Partridge
Managing Director: STANLEY+Techstars
intel
WELLS FARGO
techstars_
Dr. Rebecca White
Startup Advisor
MARINEMAX CEO
Lowth Entrepreneurship Center
Ted Olsen
Supply-Chain
CORNING
Blu Venture
Business development
Finance
Technology
Product
Dr. Speros Margetis
Finance Advisor
THE UNIVERSITY OF TAMPA
Tom Cardy
Business strategy
BayCare
NEW WORLD ANGELS
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Kitchenery Advisors are leaders in Corporate America and In scalable start-ups space!


Kitchenery Business Model
SAAS
Data monetization
Recipes, Coupons, Deals
Smart MCU Integration WIFI + BLE
KITCHENERY.NET
Recurring Hardware Sales
Transmitter technology hardware
Reception technology hardware


IOT services
FREEDOM TO COOK
Ongoing service agreement
Engineering Services
Technology integration agreements

KITCHENERY

Business Strategy in a Nutshell

Serve Premium Market

- Demonstrate Demand/ MVP
- Distribution: Kitchen appliance suppliers in recreational market
- End Customer: High End kitchens, RV OEM's, Yachts, Luxury Hotel rooms

Strategic Partnership

- Kitchen appliance brand and manufacturer partnerships
- Scale Premium Market

Mass Consumer Brand Licencing

- Launch in consumer kitchen
- Create a standard to power and control small Kitchen Appliances.
- "Powered By Kitchenery"

KITCHENERY

Target Market Segments

(launch market)

Consumer Kitchen

Recreational Vehicles	Boating industry	Hospitality Industry	Retirement industry:	Modular Home Industry
- RV Industry	- Yachts	- Luxury Hotels - High-end apartment complex's	- Independent Senior Living industry	



KITCHENERY

TOWNEPLACE SUITES EDITION Landal ARMED FORCES vacation club swissôtel REGISTRY AC HOTELS MINOR


What is a pandemic safe hotel room?
© 2022 Kitchenery Inc. Proprietary & Confidential


It's a freaking
RV!!
© 2022 Kitchenery Inc. Proprietary & Confidential

People have started travelling in their own little Private Spaces!


RVs owners drove
2B Miles


In 2021
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


Need for Accessible Kitchen
On The Go!
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Imagine squeezing in a full-sized kitchen on the back seat of your car?


Market Opportunity: Recreational Vehicle Industry
RV industry Market Size
$48.1bn
TRAVEL WITH COMFORT
Total number of RV sales in 2021
600,000
Competitive Advantage
Total number of Luxury RV sales in 2021
150,000
Class-A & B : Rising demand for customized RVs - personal use
Market Size Growth Rate
15%
Rise in no. of campgrounds: Traction from Tourism Industry
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


US RV Sales Nearly
Doubled In Past 3yrs
$26 B
$55 B
$80 B
RV sales / YR
600,000
500,000
400,000
300,000
2019
2020
2021
2022
2026
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Forward looking projections cannot be guaranteed. **Source-1: Fortune Business Insights** , **Source-2: IBIS World**


WRAP
KITCHENERY
7


WRAP
CORDLESS APPLIANCES:
RV INDUSTRY
STACKABLE


INTELLIGENCE IN THE PAD
WRAPPED METAL
KITCHENERY
PROJECT:
DESIGN LANGUAGE 2022
PHASE:
1.0
DATE:
10.3.2022
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


WRAP
KITCHENERY
DISPLAY SURFACE
ANGLED FOR VIEWING
CURVED & SYMMETRIC EDEGES
CLIENT:
KITCHENERY
PROJECT:
DESIGN LANGUAGE 2022
PHASE:

KITCHENERY


WRAP ORTHO
MODERN & MINIMALISTIC DESIGN
CLIENT:
KITCHENERY
PROJECT:
DESIGN LANGUAGE 2022
PHASE:
1.0

KITCHENERY

Global Smart Kitchen Appliance market 2020-2024


www.technavio.com
Market growth will ACCELERATE at a CAGR of over
23%
INCREMENTAL GROWTH
$ 15.99 bn
2019
2024
The year-over-year growth rate for 2020 is estimated at
13.32%
The market is FRAGMENTED with several players occupying the market share
33%
of the growth will originate from
NORTH AMERICA
One of the KEY DRIVERS for this market will be
DEMAND FOR INNOVATIVE APPLIANCES

Global Kitchen Appliance Market Size: $270Bn

KITCHENERY

Kitchen Appliance market in the U.S :YR 2021

$15Bn

TAM

Induction stoves, Juicers, blenders, mixers, food processors, kettle, toasters, rice cookers, air fryers

$10Bn

SMALL KITCHEN APPLIANCES

258m Small Kitchen appliances sold in US/ yr

$5Bn

INDUCTION COOKTOPS

1.5m Induction ranges/stoves sold in US/yr

Global Kitchen Appliance Market Size: $270Bn

KITCHENERY

KITCHENERY ⟷ alexa

Standardized Alexa Connect Kit in Kitchenery Rx and Tx Modules


KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


Driving Value With Smart Connectivity & Data
KEEPING CONSUMERS INFORMED ABOUT THEIR BEHAVIOR
ADVANCED ANALYTICS AND PRODUCT LIFECYCLE MANAGEMENT FOR OUR BRAND & MANUFACTURING PARTNERS
SET Time
0 min
30 min
SET Temp
50˚F
450˚F
POWER Analytics :
Monthly Energy Consumption
7.4kW
Monthly Energy Cost
41 cents
USAGE Analytics :
Monthly Usage
12 times
Total time spent:
6hrs & 12mins
Warranty Expires on:
31st Dec - 2023
Fav Recipes:
Tater Tots
Onion Rings
Baked Broccoli
Appliance warranty record
Appliance usage history & prediction
Personal cooking trends
Power consumption analytics
Usage analytics
Cooking recipe history
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Conceptual Smart Connectivity Services


Driving Value With Simplicity: AI based ingredient ordering system
Tofu
Hodo Tofu Cubes, Chermoula, Moroccan
+ Add to list
Related Recipes
Tofu Breakfast Burrito
Tofu Scramble
Save recipe
Save recipe
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Aprons Recipes
Tofu Scramble
4 servings
20 minutes total
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Save recipe
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Shopping list
Add all to shopping list
Items You May Need
1 (14 oz) package firm tofu
2 tbsp fresh Italian parsley
½ cup fresh mild (or medium) salsa
4 cups spinach leaves
½ tsp turmeric
Items You May Have
½ tsp kosher salt
1 tsp olive oil
¼ tsp pepper


KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Conceptual Smart Connectivity Services


KITCHENERY
SPARTAN INCUBATOR
STANLEY
techstars_
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential

Kitchenery is part of STANLEY + Techstars accelerator


Kitchenery Product Demo at STANLEY+techstars HQ
Watch later
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KITCHENERY.NET
FREEDOM TO COOK
Watch on YouTube


KITCHENERY
POWERED BY PEOPLE AND COMMUNITY
THE UNIVERSITY


StanleyBlack&Decker
techstars_
FEEDING Tampa Bay
Because Food Makes Tomorrow Possible
Because food makes tomorrow possible.
OF TAMPA
SPARTAN INCUBATOR
WIRELESS POWER
TRANSFER TECHNOLOGY FOR SMALL KITCHEN APPLIANCES
Florida Venture FORUM
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


KITCHENERY
Revolutionizing and Improving people's lives with **Extreme Innovation** in the cooking space!
power@kitchenery.net
www.kitchenery.us
© 2022 Kitchenery Inc. Proprietary & Confidential

Kitchenery: Freedom to Cook!